FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of foreign Private Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

the Securities Exchange Act of 1934

For the month of July, 2007

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75008 Paris-France

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PRESS RELEASE
Paris, July 31, 2007

Press Service
16 rue de la Ville l'Evêque
75008 Paris FRANCE
01 40 06 66 51

First half of 2007

Sustained revenue growth

Confirmation of 2007 performance objectives

(In EUR millions)	2007	2006	Total growth	Organic growth

Revenues [1] Revenues, climate effect excluded [2]	23,729	22,353	+6.2%	+3.7% +6.9%

Revenues posted total growth of €1,376m which can be broken down as follows:

-	Organic growth (+EUR799m);
-	Effect of gas price increases (+EUR96m);
-	Changes in group structure (+EUR673m), including:
•

newly consolidated companies (+EUR1,406m): SEE +EUR605m (full consolidation of CNR +EUR367m, acquisition of Rendo and Cogas in the Netherlands +EUR236m), SEI +EUR60m (acquisition in Panama), SES +EUR87m (acquisition of Crespo y Blasco in Spain), SE +EUR654m (acquisitions in the Waste Management business and the fully integration of Hisusa Group from 2007, April 1st).

•	disposals (-EUR733m): SEE -EUR217m (disposal of Brussels network Operator as of July 1, 2006, proportional consolidation of AlpEnergia as from August 2006), SEI -EUR228m (disposal of Hanjin City Gas in May 2006), SES -EUR51m, SE -EUR237m (disposals in Brazil and Argentina);
-	Exchange rate fluctuations (-EUR192m), mainly related to the US dollar (-EUR173m).

Over 89% of the Group’s revenues were generated in Europe and North America with 81% recorded in Europe.

Organic growth in revenues (+3.7% and +6.9% excluding climate effect) stems mainly from:

•	increased electricity sales in Europe and internationally,

•	strong growth in LNG activity,

•	expansion of installation and energy services activities in France and HVAC in other European countries,

•	a net increase in water and waste services activities in Europe,

•	double-digit growth in activities in China, Australia, and the Middle East.

All the Group’s businesses continue to exhibit strong commercial dynamism.

SUEZ confirms its performance objectives for 2007.

1. Organic growth is understood exclusive of the positive impact of gas price.

2. Excluding the impact of an exceptionally mild winter compared to that of 2006 on gas and heating sales, the organic growth of revenues would be approximately 6.9%.

REVENUE CONTRIBUTION BY BUSINESS ACTIVITY

(In EUR millions)	June 30, 2007	June 30, 2006	Gross change	Organic growth (1)
SUEZ Energy Europe (2)	8 779	8 391	+4.6%	+0.7%
SUEZ Energy International (2)	3 208	3 058	+4.9%	+10.4%
SUEZ Energy Services	5 549	5 362	+3.5%	+3.3%
SUEZ Environment	6 192	5 543	+11,7%	+5.1%

TOTAL GROUP	23 729	22 353	+6.2%	+3.7%

(1) See page 5 for a breakdown of growth on a comparable basis.

(2) Total sales of electricity and natural gas (SUEZ Energy Europe and SUEZ Energy International) were EUR 11,987 million, with an organic growth of 3.3%.

■    SUEZ ENERGY EUROPE

(In EUR millions)	June 30, 2007	June 30, 2006	Gross change	Organic growth
Revenues	8,779	8,391	+4.6%	+0.7%
Revenues, climate effect excluded				+7.7%

Sales for SUEZ Energy Europe recorded a total growth of 4.6% (+EUR389m) in the first half of 2007. On a comparable basis and excluding the gas price effect, revenues showed organic growth of +0.7%. Climate effect excluded, organic growth totaled +7.7%.

-    Electricity

Sales of electricity totaled EUR5,681m compared to EUR4,888m at the end of June 2006, an organic growth of +9.8%. The increase in electricity sales is the result of both the drive of prices in Europe and the increase in volumes:

•	In Belgium, the change in revenues reflects the increase in electricity market prices, strongly effected by the increase of fossil fuels prices. The volumes sold showed a slight decline (-1.3TWh, or -3.4%) due to the mild weather, the full opening of retail markets and the decrease of wholesales.
•	In the Netherlands, the quantities sold by +4.8% and the total growth in revenues of +20.2% result from the consolidation of Rendo and Cogas in october 2006.
•

Electricity sales outside of Benelux rose +22.5% and accounted for 41% of electricity sales in Europe. The increase in revenues benefited from the placing into service of power plants in Spain and Italy, the commercial successes in France, Germany and the full integration of Compagnie Nationale du Rhône (CNR).

-    Natural gas

The decrease in gas volumes sold by Electrabel (-17.6%) was largely attributable to the impact of the climate conditions on its sales to residential customers in Benelux. The average temperatures recorded in the first half of 2007 were +36% higher than those in the first half of 2006, which had been particularly harsh.

Also sensitive to the climate factor, Distrigaz showed an organic drop in growth (-EUR166m, or -13%) because of the decrease in volumes sold in Belgium and due to fewer opportunities for arbitrage. Excluding Benelux, Distrigaz is successfully pursuing its growth strategy in the industrial customers segment, a strategy that is particularly marked in the Netherlands and Germany. The LNG business is experiencing strong growth with the sale of 4 shipments in the first half of 2007.

-    Other activities

The decrease in revenues recognized for the other activities (-EUR84.4m) was the result of the disposals in the Services business; it was partially offset by the good performance of the trading business.

■     SUEZ ENERGY INTERNATIONAL

(In EUR millions)	June 30, 2007	June 30, 2006	Gross change	Organic growth
Revenues	3,208	3,058	+4.9%	+10.4%

The sales of SUEZ Energy International grew by +10.4% (or +EUR297m) in terms of organic growth. This increase is the product of the commercial drive in all the areas of development, in a context characterized by strong growth of energy demand and price increase.

More specifically, the organic growth of the business originated in:

-	North America (+EUR118m), mainly due to the commercial success of SERNA (SUEZ Energy Resources North America, supplier of electricity to commercial and industrial customers in the United States).

-	Asia/Middle East (+EUR37m), due to the development of the Group in the Gulf countries (+EUR20m) and the rise in sales in Thailand (+EUR12M) due to an increase in volumes, and in Turkey (+EUR6m) due to the increase in the price of electricity sustained by that of gas.

-	Latin America (+EUR87m), where the increase in electricity sales in Brazil (+EUR42m), Peru (+EUR28m) and Chile (+EUR18m) can be explained both by the increase in price and by that of volumes sold.

-	The Liquefied Natural Gas business (+EUR55m): pursuit of the optimization activity from London.

■    SUEZ ENERGY SERVICES

(In EUR millions)	June 30, 2007	June 30, 2006	Gross change	Organic growth
Revenues	5,549	5,362	+3.5%	+3.3%
Revenues, climate effect excluded				+5.6%

The organic growth of sales at SUEZ Energy Services was +3.3% (+EUR172m). Climate effect excluded, the organic growth totaled approximately 5.6%.

-	The installation and maintenance business recorded strong growth in France (+7.1%, +EUR106m), namely with some very steady new orders for Ineo and Axima. Conversely, despite their commercial development, the service activities in France (Elyo) showed an organic decline due to the particularly mild winter temperatures.

-	Activities in Belgium reported strong growth (+12.4%, +EUR86m).

-	Except for France and Benelux, activities grew by +3.4% (+EUR34m€), this increase being impacted by mild winter temperatures.

■    SUEZ ENVIRONMENT

(In EUR millions)	June 30, 2007	June 30, 2006	Gross change	Organic growth
Revenues	6,192	5,543	+11.7%	+5.1%
Water Europe	2,303	1,793	+28.4%	+4.6%
Waste Europe	2,758	2,445	+12.8%	+6.7%
Engineering	451	518	-13.0%	-10.7%
International	680	786	-13.4%	+13.3%

N.B.: Currently, Safège is listed under engineering (and no longer within Europe Water)

SUEZ Environment posted organic growth of +5.1% (+EUR270m), in line with its 2007-2009 objectives. The total growth of +11.7% (+EUR649m) is marked on the one hand by the fully integration of Hisusa Group from 2007, April 1st and on the other hand by the withdrawals from consolidation in Brazil and Argentina over the 1st half of 2006.

-	Sales for Water Europe posted organic growth of +4.6% (+EUR79m), mainly from the water and wastewater business of Agbar (+7.1%, +EUR52m) and from the signing of new wastewater and services contracts in France (+3.2%, +EUR28m). The Group won and renewed numerous contracts in 2007 (Blagnac Airport, Intercommunal Wastewater Syndicate for Cote de Nacre, Corbeil-Essonnes, Montargoise and Rives du Loing Agglomeration, etc.)

-	Sales for Waste Europe reported sharp organic growth of +6.7% (+EUR166m), in France (+6.5%, +EUR84m) thanks to higher treatment volumes (incineration, recycling, and landfill activities), in the United Kingdom (+14.3%, +EUR61m) with the contribution of the Private Finance Initiative (PFI) types of contracts in Cornwall and Northumberland, in the Netherlands (+5.7%, +EUR17m) and in Flanders thanks to increased volumes sold for Sleco incinerator. In France, since the beginning of the year, many contracts were won (Methanisation Montpellier, Symove-Normandy-Picardy, SYCTOM of Paris, Saint Etienne, etc.) or renewed (Urban community of Lille, Agglomeration community of Valenciennes, etc.).

-	The Engineering business reported a sharp organic decline over the half-year (-10.7%, -EUR54m) following the delivery of the Perth desalination plant that had generated significant business in 2006. New contracts won (Le Havre, Alicante, Doha, Halifax, Barka…) will contribute to sales from second half-year 2007.

-

International activities recorded sustained organic growth (+13.3%, +EUR79m) originating from contracts in China (+20.3%) in the water business (Chongqing, Sanya, Tanggu) and in waste management (startup of the SCIP incinerator in Shanghai), increased sales in Morocco (Lydec, +6.9%), startup of the Algiers management contract in the 2nd quarter of 2006 and from Waste Management business in Australia (+15.9%).

REVENUE BREAKDOWN BY GEOGRAPHIC ZONE

89% of the Group’s revenues are generated in Europe and North America with 81% recorded in Europe.

Revenue breakdown by geographic zone is as follows:

(In EUR millions)	June 30, 2007%		June 30, 2006%		2007/2006 change
France	6,011.2	25.3%	5,391.1	24.1%	11.5%
Belgium	5,783.8	24.4%	6,022.1	26.9%	-4.0%
Subtotal France-Belgium	11,794.9	49.7%	11,413.1	51.1%	3.3%

Other European Union	6,998.3	29.5%	6,064.7	27.1%	15.4%
Other European countries	321.6	1.4%	339.7	1.5%	-5.3%
Sub-total Europe	19,114.8	80.6%	17,817.5	79.7%	7.3%
North America	2,075.1	8.7%	1,969.9	8.8%	5.3%

Sub-total Europe and North America	21,189.9	89.3%	19,787.4	88.5%	7.1%

Asia, Middle East and Oceania	1,155.0	4.9%	1,293.8	5.8%	-10.7%
South America	1,079.7	4.5%	966.9	4.3%	11.7%
Africa	304.1	1.3%	305.0	1.4%	-0.3%
TOTAL	23,728.7	100.0%	22,353.1	100.0%	6.2%

(Change in gross values)

N.B.: The change in sales in Asia Middle East was impacted by the disposal of Hanjin City Gas in 2006. In addition, the 2006 data were adjusted to include Baymina (Turkey) in the Asia, Middle East and Oceania zone (previously under “Other countries in Europe”).

BREAKDOWN 0F ORGANIC GROWTH ON A COMPARABLE BASIS

Organic growth in revenues is analyzed on a comparable basis

(In EUR millions)	June 30, 2006	June 30, 2006	Organic growth
Revenues	23,729	22,353
Changes in Group structure (1)	-1,406	-733
Exchange rate fluctuations		-192
Natural gas price variations		96
Comparable basis	22,323	21,524	+3.7%

(1) Accounting respectively for 2007 revenues from newly-consolidated companies and 2006 revenues from disposals.

SUEZ, an international industrial Group, designs sustainable and innovative solutions for the management of public utility services as a partner of public authorities, businesses and individuals. The Group aims to meet essential needs in electricity, natural gas, energy services, water and waste management. SUEZ is listed on the Brussels, Luxembourg, Paris, New York and Zurich stock exchanges and is represented in the major international indices: CAC 40, BEL 20, DJ STOXX 50, DJ EURO STOXX 50, Euronext 100, FTSE Eurotop 100, MSCI Europe and ASPI Eurozone. The Group employs 140,000 people worldwide and reported revenues of €44.3 billion in 2006, 89% of which were generated in Europe and in North America.

Disclaimer

This press release contains certain non-historic data representing forward-looking statements, particularly with respect to future events, trends, plans or objectives. These statements are based on management’s current views and assumptions and involve a number of risks and uncertainties that may lead to a significant difference between actual results and those suggested either explicitly or implicitly in these statements (or suggested by past results). Additional information about these risks and uncertainties appears in documents filed by SUEZ with the U.S. Securities and Exchange Commission and the Autorité des Marchés Financiers (French securities regulator). These forward-looking statements are made as of the date of the present release; SUEZ shall not undertake to update or revise them, whether in connection with new information, future events, or for any other reason.

Press Contacts:		Analyst Contacts:
France:	+33(0)1 40 06 66 51	+33(0)1 40 06 66 29
Belgium:	+32 2 510 76 70

This release is also available on the Internet: http://www.suez.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 31, 2007	Company Name SUEZ

	By:	/s/ Yves de GAULLE
Name: Yves de GAULLE
Title: General Secretary